Exhibit 99.1

NHL Alumni Association teams up with Canopy Growth to research concussions and cannabinoids

New study led by NEEKA Health Canada will test if CBD-based therapies can reduce the severity of post-concussion brain disorders in former NHL players

TORONTO and SMITHS FALLS, ON, March 2, 2019 /CNW/ - NHL Alumni Association (NHLAA), NEEKA Health Canada and Canopy Growth Corporation ("Canopy Growth" or the "Company") (TSX: WEED) (NYSE: CGC) are pleased to announce a transformative clinical research partnership that will investigate the efficacy of cannabinoids as an integral part of a novel treatment for post-concussion neurological diseases in former NHL players.

New study led by NEEKA Health Canada will test if CBD-based therapies can reduce the severity of post-concussion brain disorders in former NHL players (CNW Group/Canopy Growth Corporation)

A substantial number of these high performing, former professional athletes have developed impairments as a result of past concussions, ranging from depression, post-traumatic stress disorders (PTSD) and progressive dementia from chronic traumatic encephalopathy (CTE). In some cases, this leads to debilitating limitations in their ability to cope with their environment, a term NEEKA Health Canada has defined as functional disintegration. This study will undertake the rigorous science needed to establish the medicinal value of cannabis when combined with other proven treatments amongst this highly-afflicted group of elite athletes and potentially improve their ability to interact with family, friends and their communities.

Researchers estimate that between 1.6 and 3.8 million athletes suffer from a sports-related concussion each year*. Ten to 15 percent of these athletes will go on to develop chronic post-concussion symptoms that can affect their ability to function. The results of this original study may also lead to new cannabinoid-based therapies that help athletes in other professional sports, along with adults who suffer from the aftermath of brain injuries from accidents and other activities.

"NHL alumni gave everything they had during their careers, but the physical consequences after they hang up their skates can be devastating for both players and their loved ones for the rest of their lives," said Glenn Healy, Executive Director of the NHLAA. "This study offers alumni the promise of help and hope, and we are excited to participate in what could become a true game-changer in allowing these professional athletes to finish strong."

Approximately 100 former players will be enrolled in this randomized double-blind study. The research will be led by NEEKA Health Canada's Dr. Amin Kassam, a world-renowned neurosurgeon who completed his undergraduate training at the University of Toronto and has led four neurosurgery programs over two decades. Joining Dr. Kassam is Dr. Richard Rovin, a neurosurgeon who completed post-graduate training through the Global Clinical Scholars Research Training Program at Harvard University Medical School. Their combined expertise in neuroscience, molecular cell signaling, brain mapping, and clinical trial design may lead to novel cannabis therapies that have the potential to improve the lives of patients suffering from post-concussion healthcare issues.

"We have seen the debilitating effects of chronic repeated head injuries on the lives of patients and their families," said Dr. Amin Kassam, Founder and CEO of NEEKA Health Canada. "Our team is excited to partner with Canopy Growth, a global leader in cannabis science and the NHL Alumni Association, a committed organization to its players, to demonstrate the immense and unexplored opportunity in cannabis-based remedies, particularly when synergized by novel treatment paradigms such as digital mental health and behavioral therapy."

"This complex and multidimensional study will give us an unprecedented understanding of the interaction between cannabidiol (CBD) and the brains and behaviours of former NHL players living with post-concussion symptoms," said Dr. Mark Ware, Chief Medical Officer, Canopy Growth. "We thank the members of the NHLAA whose willingness to join this unique research partnership speaks to the need for alternative medical treatments to treat the long-term and often devastating effects of concussions."

The study is expected to begin in summer 2019 and will take one year to complete. The results of this unprecedented trial could also catalyze new research initiatives further investigating the potential of CBD as a treatment to help people recover from their brain injuries.

Here's to Future Growth (and goals).

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*Source: https://www.ncbi.nlm.nih.gov/pmc/articles/PMC2987636/

About NHLAA
The NHL Alumni Association (NHLAA), established in 1999, is a charitable organization in Canada and the US that serves as a passionate advocate devoted to bettering the lives of its members (all former NHL Players). The NHLAA exemplifies this commitment to its members in many different ways including financial assistance, commercializing players' rights, emotional support, physical care, post playing career transition and family aid all in furtherance of its efforts to 'Honour the Past'. Since its inception, the NHLAA has acted as a liaison with its 29 local chapters and has become the largest membership association for retired professional hockey players.

About Canopy Growth Corporation
Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. Canopy Growth offers medically approved vaporizers through the Company's subsidiary, Storz & Bickel GMbH & Co. KG. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. The Company has operations in over a dozen countries across five continents.

The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and through its wholly owned subsidiary, Canopy Health Innovations ("Canopy Health"), has devoted millions of dollars toward cutting edge, commercializable research and IP development. Canopy Growth works with the Beckley Foundation and has launched Beckley Canopy Therapeutics to research and develop clinically validated cannabis-based medicines, with a strong focus on intellectual property protection. Canopy Growth acquired assets of leading hemp research company, ebbu, Inc. ("ebbu"). Intellectual Property ("IP") and R&D advancements achieved by ebbu's team apply directly to Canopy Growth's hemp and THC-rich cannabis genetic breeding program and its cannabis-infused beverage capabilities. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector.

From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, Battelle, the world's largest nonprofit research and development organization, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates ten licensed cannabis production sites with over 4.3 million square feet of production capacity, including over 500,000 square feet of GMP certified production space. The Company operates Tweed retail stores in Newfoundland and Manitoba and has entered into supply agreements with every Canadian province and territory. For more information visit www.canopygrowth.com

About NEEKA
NEEKA Enterprises founded by neurosurgeon Dr. Amin Kassam, is a health care entity that provides broad ranging services, including, econometric modeling and strategic health care transformation. The Canadian clinical subsidiary of NEEKA Enterprises, NEEKA Health Canada, will co-ordinate the unprecedented National Hockey League Alumni Association trial from its headquarters in Charlottetown, Prince Edward Island, Canada. Built on the scientific underpinning of Dr. Amin Kassam and Dr. Richard Rovin, NEEKA Health Canada will bring its competencies in the fields of economic modeling, machine learning, bioinformatics and patient empowerment to transform the lives of those suffering from post-concussion healthcare issues.
www.neekahealth.ca
www.neekaenterprises.com

Notice Regarding Forward Looking Statements
This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include statements with respect to "transformative clinical research partnership", and "results of this original study may also lead to new cannabinoid-based therapies". Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including research outcomes, timeline for publishing results, and such risks contained in the Company's annual information form dated June 27, 2018 and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

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SOURCE Canopy Growth Corporation

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%CIK: 0001737927

For further information: NHLAA, Tyler Currie, NHLAA Board of Directors, tyler@highmark.tech; NEEKA Health Canada, Belinda Dorn, Communications Director, NEEKA Health Canada, Press@neekahealth.ca; Canopy Growth, Caitlin O'Hara, Media Relations, Caitlin.Ohara@canopygrowth.com, 613-291-3239; Investor Relations, Tyler Burns, Tyler.Burns@canopygrowth.com, 855-558-9333 ext. 122; Director: Bruce Linton, tmx@canopygrowth.com

CO: Canopy Growth Corporation

CNW 15:00e 02-MAR-19